UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company (issuer))

PIANISSIMO ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly owned indirect subsidiary of

PIANISSIMO HOLDINGS CORP.

(Name of Filing Persons (Parent of Offeror))

PAULSON & CO. INC.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Pianissimo Acquisition Corp.

Pianissimo Holdings Corp.

1251 Avenue of the Americas

New York, NY 10020

Attention: Michael Waldorf

Lisa Chun

(212) 956-2472

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Patrick J. Dooley, Esq.

Ron E. Deutsch, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Phone: (212) 872-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$525,137,840.00	$71,628.80
*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $40.00 per share of common stock of Steinway Musical Instruments, Inc. (“Steinway”), par value $0.001 per share, (“Shares”) by 13,128,446 Shares, which, based on information provided by Steinway as of August 14, 2013, is the sum of (i) 12,548,617 Shares outstanding and (ii) 579,829 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,628.80	Filing Party: Pianissimo Acquisition Corp., Pianissimo Holdings Inc., Paulson & Co. Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2013 (the “Original Schedule TO,” and together with any subsequent amendments or supplements thereto, collectively the “Schedule TO”). The Schedule TO relates to the tender offer by Pianissimo Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), at a price of $40.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Original Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and 11 of this Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Items 1, 3 through 9 and 11 as reflected below.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by deleting the last paragraph on page ii (which carries over to page iii) of the Offer to Purchase and replacing it with the following:

“If we acquire at least one Share more than 50% of the Shares on a fully-diluted basis in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, then the Purchaser will exercise the Top-Up Option (as described below), and thereafter effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

The Offer to Purchase is amended and supplemented by deleting the first paragraph on page viii of the Offer to Purchase (in response to the question “What is the “Top-Up Option” and when will it be exercised?”) and replacing it with the following:

“Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, then under the Merger Agreement the Purchaser has been granted an irrevocable option, subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. This option is not exercisable more than once. We refer to this option as the “Top-Up Option.” Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information incorporated into Item 3 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 1 (“Terms of the Offer”) is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by deleting the first full paragraph on page 5 of the Offer to Purchase and replacing it with the following:

“Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Steinway pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. However, in the event that we are unable for any reason to complete the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer, and if we do not acquire at least one Share more than 90% of the fully-diluted Shares in the Offer, then under the Merger Agreement the Purchaser has been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Steinway the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once, and following the exercise of the Top-Up Option, we will effect the Merger pursuant to Section 253 of the DGCL without a vote of the stockholders of Steinway. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by deleting the second sentence of the first paragraph on page 20 of the Offer to Purchase and replacing it with the following:

“The following description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”) is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by deleting the third paragraph on page 40 of the Offer to Purchase and replacing it with the following:

“Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Steinway’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, in accordance with the terms of the Merger Agreement, we will effect the closing of the Merger within one business day following the consummation of the Offer without a vote of the stockholders of Steinway in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger within one business day following the consummation of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, (i) stockholders of Steinway will be entitled to appraisal rights under Delaware law if they do not tender Shares in the Offer and (ii) stockholders of Steinway who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer.”

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”) is hereby amended and supplemented as set forth above in Item 5.

The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 9 (“Source and Amount of Funds”) is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by deleting the second full paragraph on page 18 of the Offer to Purchase and replacing it with the following:

“The foregoing summary of the Debt Commitment Letter is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC, and is incorporated herein by reference.”

Item 7. Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 7 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 9 (“Source and Amount of Funds”) is hereby amended and supplemented as set forth above in Item 6.

Item 8. Interest to Securities of the Subject Company

Regulation M-A Item 1008

The information incorporated into Item 8 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”) is hereby amended and supplemented as set forth above in Item 5.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information incorporated into Item 9 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

Item 11. Additional Information

Regulation M-A Item 1011

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) is hereby amended and supplemented as set forth above in Item 4.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”) is hereby amended and supplemented as set forth above in Item 5.

The information set forth in the Offer to Purchase under the caption THE TENDER OFFER — Section 17 (“Appraisal Rights”) is hereby incorporated into Item 11 of the Schedule TO by reference.

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE TENDER OFFER – Section 17 (“Appraisal Rights”) is hereby amended and supplemented as follows. The Offer to Purchase is amended and supplemented by adding the following text at the end of the fifth paragraph on page 46 of the Offer to Purchase:

“If the Merger is completed, we will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights, within 10 days of the closing of the Merger.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2013

PIANISSIMO ACQUISITION CORP.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: President

PIANISSIMO HOLDINGS CORP.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: President

PAULSON & CO. INC.

By:	/s/ Michael Waldorf
Name: Michael Waldorf
Title: Managing Director

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated August 21, 2013

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on August 21, 2013

(a)(5)(A)	Joint Press Release issued by Steinway Musical Instruments, Inc. and Paulson & Co. Inc. on August 14, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

(a)(5)(B)	Letter to employees, dealers and partners of Steinway & Sons, dated August 14, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

(a)(5)(C)	Letter to employees, dealers and partners of Conn-Selmer, dated August 14, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pianissimo Acquisition Corp. with the Securities and Exchange Commission on August 16, 2013)

*(b)(1)	Commitment Letter, dated August 14, 2013, by and among Pianissimo Holdings Corp., Pianissimo Acquisition Corp., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc.

*(b)(2)	Equity Commitment Letter, dated August 14, 2013, by and among Pianissimo Holdings Corp. and Paulson & Co. Inc.

(d)(1)	Agreement and Plan of Merger, dated August 14, 2013, by and among Pianissimo Holdings Corp., Pianissimo Acquisition Corp. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on August 14, 2013)

*(d)(2)	Confidentiality Agreement, dated July 13, 2013, between Steinway Musical Instruments, Inc. and Paulson & Co. Inc.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement dated February 20, 2013, between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(6)	Amendment No. 3 to Rights Agreement dated August 14, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on August 14, 2013)

*(d)(7)	Limited Guaranty, dated August 14, 2013, by and between Paulson & Co. Inc. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2013